Filed by BlackRock Core Bond Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Income Trust, Inc.
Commission File No. 811-05542

PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF:

BLACKROCK INCOME TRUST, INC. (“BKT”)
BLACKROCK INCOME OPPORTUNITY TRUST, INC. (“BNA”)
BLACKROCK CORE BOND TRUST (“BHK”)

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES
FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder,

Time is running short and the Special Shareholder Meeting is rapidly approaching. You recently received proxy materials relating to proposals to be voted on at the joint Special Shareholder Meeting of BKT, BNA and BHK which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Tuesday, September 30, 2014, at 9:00 a.m. (Eastern Time).  You are receiving this REMINDER notice because you held shares in one or more of the above named funds on the record date and we have not received your vote.  Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Directors or Trustees of each fund believes the proposal(s) applicable to its respective fund is in the best interests of that fund and its stockholders and unanimously recommends that you vote “FOR” the approval of the proposals.

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposal(s) by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed voting instruction form;

2. Vote by Touch-Tone Phone - by calling the toll free number on the voting instruction form and following the instructions; or

3. Vote By Mail - by completing and returning your executed voting instruction form in the postage paid envelope provided.

Voting now will minimize the expenses incurred with further reminder mailings and solicitations calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you complete, sign, date and return the enclosed proxy voting form.

If you have any questions about the proposals, please call Georgeson Inc., each fund’s proxy solicitor, toll free at 1-866-296-5716.

If you have already voted, please disregard this notice.

Thank you for voting!